

Mail Stop 3561

October 27, 2006

Mr. Alan Auerbach
Chief Executive Officer
Cougar Biotechnology, Inc.
10990 Wilshire Boulevard, Suite 1200
Los Angeles, CA 90024

> **Re:** **Cougar Biotechnology, Inc.**
> **Amendment No. 2 to Form SB-2**
> **File No. 333-133779**
> **Amendment Filed September 14, 2006**

Dear Mr. Auerbach:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The staff notes that the company, in partial response to our prior comments 1-3 from our letter dated September 5, 2006, has filed a Form 8-K with the transcript of its Rodman & Renshaw conference. We also note that the company plans to attend similar conferences in the near future, including one in November. Please advise us whether the company will, going forward, file transcripts of these

presentations on Form 8-K under Item 7.01. If the company will not do so, please advise us why not. In addition, in the course of reviewing your transcript, the slides which accompanied the presentation, and the Rodman & Renshaw website, we noted that not all of the information presented in these sources appeared in your Form SB-2 filing. Please revise your Form SB-2 so that it includes this information.

2.   Your response to our prior comment 6 indicates that certain warrants are not presented in your table on page 47 because "the warrants are no longer beneficially owned by any executive officer, director or beneficial holder of 5% or more of the Company's common stock …" However, we note that a portion of the warrants issued to Paramount BioCapital, Inc. were transferred to Horizon BioMedical Ventures, LLC of which Dr. Rosewald is the managing member. Please clarify whether the presentation of Dr. Rosenwald's securities ownership reflects these warrants. If not, please clarify why they are properly excluded from the presentation of "Security Ownership of Certain Beneficial Owners and Management".

3.   We have reviewed your response to our prior comment 33 from our letter dated September 33, 2006. We believe that your discussion is informative to investors and aids in an overall understanding of your transaction with SRKP 4, Inc. Please revise your Form SB-2 to incorporate the text of your response in an appropriate location.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

4.   In your discussion of "[i]nterest expense" on page 20 you cite two non-cash charges related to the amortization of note discounts and issuance costs. Briefly explain to the reader the origin and nature of these charges and clarify whether they will be recurring.

Cougar Biotechnology Interim Financial Statements

Condensed Statement of Stockholders' Equity (Deficiency), F-24

5.   In conjunction with your issuance of Series A Convertible Preferred Stock (as disclosed in Note 7 on F-32) it appears your accretion of dividends and issuance costs result in a increase in your accumulated deficit. It appears that these amounts should be recorded as a reduction of additional paid-in capital. Please revise or provide us with a detailed explanation supporting your accounting treatment, including references to authoritative guidance.

Condensed Statements of Cash Flows, F-26

6.   We note you issued stock for accrued interest on convertible notes. This would appear to be a non-cash activity related to balance sheet accounts only (i.e. not recorded in operations). Therefore, you should revise your disclosure of operating activities to remove the effects of this non-cash activity, or tell us why your current accounting treatment is appropriate. Refer to SFAS 95.

Other Regulatory

7.   Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current dated consent of the independent accountants in any amendments.

Closing Comments

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Any questions regarding the accounting comments may be directed to Brian Bhandari at (202) 551-3390. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

                                    Sincerely,

                                    John Reynolds
                                    Assistant Director

cc: Christopher Melsha
          Fax: (612) 642-8343